June 27, 2025

Matias Goldenh  rn
Chief Executive Officer
Athena Bitcoin Global
1 SE 3rd Avenue Suite 2740
Miami, FL 33131

       Re: Athena Bitcoin Global
           Registration Statement on Form S-1
           Filed June 24, 2025
           File No. 333-288284
Dear Matias Goldenh  rn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets